



JOIN · SPROUTS FARMERS MARKET · Target · Raising Cane's CHICKEN FINGERS · néktər JUICE BAR · MR. PICKLE'S SANDWICH SHOP · PACIFIC DENTAL SERVICES · CHUNK COOKIES · MOD · EUROPEAN WAX CENTER

VINEYARD
TOWNE CENTER

HIGH PROFILE

NEW CONSTRUCTION

GROCERY ANCHORED

DEVELOPMENT

Northwest Corner
GANTZEL RD & COMBS RD


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PHOENIX COMMERCIAL ADVISORS

PhoenixCommercialAdvisors.com

Property Summary

SUMMARY

AVAILABLE | Opportunities for High Profile Restaurants, Drive Thru Pads, Unique Shops, Junior Anchors, & Major Anchors

TRAFFIC COUNTS

N ±28,496 VPD (NB & SB)   **E** ±11,332 VPD (EB & WB)

S ±18,806 VPD (NB & SB)   **W** ±11,737 VPD (EB & WB)

ADOT 2021

PROPERTY HIGHLIGHTS

▶ Strong population density and incomes within a 3-mile radius. **Over 70,000 people with median household earnings above $74,000**

▶ **Located in a large housing growth area.** Currently within a 5-mile radius there are over 45,000 existing homes and per Zonda (Q1 '21) there are another ±1,244 inventory homes, ±2,389 pre-platted lots, and ±4,500 planned homes

▶ **Gantzel Road serves as one of the major arterials for entry into Queen Creek** and also as a gateway into San Tan Valley

▶ **The SR-24 expansion to Ironwood Rd is completed and will have a full-diamond interchange at the intersection**

▶ **Nearby amenities include** Banner Ironwood Medical Center, Encanterra-Trilogy Golf Course, Schnepf Farms, American Leadership Academy



Master Planned Communities
- ● Active Communities
- ● Future Communities
- ● Complete Communities

MetroStudy Data
- ⬠ Active / Future Projects

Multi Family Residential
Under Construction / Future Projects
- ○ Less than 100 Units
- ● 100-250 Units
- ● 250-500 Units
- ● 500-1,000 Units
- ● More than 1,000 Units

Multi-Family Activity *PCA does not guarantee the accuracy/completeness (estimate)	Trade Area
Under Construction or Proposed Units	890

Metrostudy Housing Data Q2-2022	Trade Area
QUARTERLY AND ANNUAL OVERVIEW	
Quarterly Starts	822
Quarterly Closings	652
Annual Starts	3,260
Annual Closings	2,391
Housing Inventory	2,672
Vacant Developed Lots	3,205
PROJECT(S) BY STATUS	
Active / Available	15,538
Future	54,859
Total Active / Future Units	**70,397**

Demographic Profile 2022 ESRI Estimates	Trade Area
2022 Total Population	157,937
2027 Total Population	165,653
5 yr. % Growth	
Total Housing Units	54,316
Average Household Size	3.10
Median HH Income	$79,814
Median Age	32.2
DAYTIME POPULATION	
Total	109,482
Employees	24,562
Residents	84,920

Q2 2022
metrostudy ✷ Zonda

VINEYARD
TOWNE CENTER

PCA
PHOENIX COMMERCIAL ADVISORS

PhoenixCommercialAdvisors.com



LOOP 202
202
4,300 D/U
EASTMARK
6,500 D/U
DR HORTON / BROOKFIELD
SUPERSTITION VISTAS
10,940 D/U
DU6
CADENCE AT GATEWAY
1,034 D/U
SIGNAL BUTTE 105
354 D/U
DR HORTON / BROOKFIELD PLANNING AREA
27,000 D/U
AVALON CROSSING
588 D/U
SR-24 OPEN
Ellsworth Road to Ironwood Road
SR 24
Phoenix-Mesa Gateway Airport
Mesa
TOPGOLF
MAIN EVENT
Dillard's
macy's
Harkins
DICK'S
BARNES & NOBLE
FOREVER 21
BEST BUY
HomeGoods
NORDSTROM rack
SUPER TARGET
PETSMART
Michaels
WORLD MARKET
ROSS
Walmart
fry's Marketplace
1,008 D/U
870 D/U
Walmart
Sam's Club
Marshalls
BED BATH & BEYOND
DOWNEAST
OfficeMax
DSW
OLD NAVY
JOANN
WinCo FOODS
Costco WHOLESALE
ALDI
Bell Bank Park
LEGACY SPORTS USA
• 320 Acres Sports Complex
• 2 Stadiums
• 23 Soccer Fields
• 8 Baseball/Softball Fields
• 16 Indoor basketball courts
• 62 Volleyball Courts
LG Energy Solution
Future SR-24 Expansion
24
Ashley PLANNED
Hobby Lobby PLANNED
Costco WHOLESALE
THE HOME DEPOT
GATEWAY QUARTER
532 D/U
JORDE FARMS
401 D/U
JORDE FARMS II
722 D/U
NORTH CREEK
853 D/U
BARNEY FARMS
1,701 D/U
PROPERTY RESERVE, INC
1,700 D/U
ALDI
LOWE'S
SAFEWAY
E QUEEN CREEK RD
MADERA WEST
MADERA
889 D/U
SPROUTS
HomeGoods
CRISMON HEIGHTS
298 D/U
478 D/U
SPUR CROSS
573 D/U
SAFEWAY
LEGADO
650 D/U
VICTORIA
538 D/U
WATERSTON NORTH
485 D/U
WATERSTON CENTRAL
468 D/U
WATERSTON
331 D/U
LEGADO WEST
338 D/U
LEGADO ESTATES
700 D/U
Harkins
SUPER TARGET
JOANN
KOHL'S
TJ·maxx
ROSS
BED BATH & BEYOND
Total Wine
PETSMART
OLD NAVY
TRADER JOE'S
Burlington
PLANNED
Walmart
petco
Staples
W OCOTILLO RD
MERIDIAN
2,582 D/U
MATTAMY HOMES
254 D/U
VINEYARD TOWNE CENTER
LONG PARK
2,310 D/U
BELROSE
289 D/U
fry's Marketplace
Bashas'
1,732 D/U
RESIDENCES AT QC
JORDE FARMS SOUTH
2,461 D/U
fry's Marketplace
STONE CREEK ESTATES
254 D/U
COMBS RANCH
764 D/U
ARCHER MEADOWS
646 D/U
E RIGGS RD
W COMBS RD
E COMBS RD
fry's Marketplace
ORCHARD RANCH
251 D/U
HARVEST QUEEN CREEK
1,245 D/U
TRILOGY AT ENCANTERRA
1,719 D/U
WARE FARMS
1,600 D/U
EMPIRE POINT
533 D/U
E HUNT HWY
SAN TAN GROVES
460 D/U
PRESERVE AT SAN TAN
618 D/U
QUAIL RUN ESTATES
534 D/U
ROLLING RIDGE ESTATES
955 D/U
PROMENADE
822 D/U
SAN TAN TRAILS
364 D/U
E SKYLINE DR
QUAIL RANCH
955 D/U
BOX CANYON
3,760 D/U
SAN TAN HEIGHTS
6,289 D/U
BELLA VISTA FARMS
5,042 D/U
Walmart
CIRCLE G AT SAN TANS
NEVIT FARMS
1,918 D/U
S GILBERT RD
S LINDSAY RD
S VAL VISTA DR
S GREENFIELD RD
S HIGLEY RD
S POWER RD
S SOSSAMAN RD
S ELLSWORTH RD
S ELLSWORTH LOOP RD
S RITTENHOUSE RD
S MOUNTAIN RD
N IRONWOOD RD
N GANTZEL RD
N SCHNEPF RD
N GARY RD
N QUAIL RUN LN
W HUNT HWY
S 144TH ST
E PECOS RD
E WILLIAMS FIELD RD
S SANTAN VILLAGE PKWY
Chandler

VINEYARD TOWNE CENTER

PCA PHOENIX COMMERCIAL ADVISORS

PhoenixCommercialAdvisors.com



Mattamy Homes 254 D/U
DUTCH BROS
Gantzel Rd
PECAN CREEK SOUTH
Bungalows at Gantzel & Combs 319 D/U
AMERICAN LEADERSHIP ACADEMY IRONWOOD
target
Cane's
±28,496 VPD
Jack in the box
EUROPEAN WAX CENTER
SPROUTS FARMERS MARKET
nékter JUICE BAR
PACIFIC DENTAL SERVICES
MR. PICKLE'S SANDWICH SHOP
CHUNK
MOD
MOUNTAIN AMERICA
Ono Hawaiian BBQ
NEC COMBS & GANTZEL LLC COMMERCIAL LAND
OWNED BY CHURCH OF JESUS CHRIST OF LATTER-DAY SAINTS
BoSa DONUTS
Quick Quack CAR WASH
AutoZone
Combs Rd
±11,878 VPD
±11,332 VPD
Fry's
BURGER KING
KFC
COMBS TRADITIONAL ACADEMY
fry's Marketplace
jiffy lube
±18,805 VPD
ENCANTERRA
THE PARKS
OWNED BY BANNER HEALTH FOUNDATION
Trilogy at Encanterra 1719 D/U
BANNER IRONWOOD MEDICAL CENTER

VINEYARD TOWNE CENTER

PCA PHOENIX COMMERCIAL ADVISORS

PhoenixCommercialAdvisors.com



Tenant	SF	Tenant	SF	Tenant	SF	Tenant	SF	Tenant	SF
Sprouts	23,256	A107 - MOD Pizza	2,834	B100 - LOI	4,200	C101 - LOI	4,200	Pad C - LOI	4,000
Pad B - Ono Hawaiian	3,800	A109 - Chunk Cookies	1,177	B104 - European Wax	1,505	C105 - AVAILABLE	1,400	Pad D - LOI	4,000
Pad A - MACU	3,800	A111 - Couture Nail Bar	2,500	B106 - LOI	1,400	C107 - AT LEASE	1,400	Pad E - Raising Cane's	3,267
A101 - AVAILABLE	2,394	A113 - Pacific Dental	3,003	B108 - AT LEASE	1,252	C109 - AT LEASE	1,400	D100 - LOI	2,800
A103 - Nektar	1,202	Target	145,990	B108 - AVAILABLE	8,500	C111 - AT LOI	2,800	D101 - AVAILABLE	1,200
								D106 - AT LEASE	4,000

VINEYARD TOWNE CENTER

PCA
PHOENIX COMMERCIAL ADVISORS

VINEYARD
TOWNE CENTER


tenant
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SPROUTS
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SPROUTS



Population

2021 Total Population	169,421	
2026 Total Population	187,746	

11%
5 Year Growth Rate
Compared to Phoenix Metro Area of 8%



Incomes

Average HH Income	$90,911
Median HH Income	$73,600



2021 Median Household Income

$73,600

2021 ESRI - FOR TRADE AREA



Households

2021 Households	48,572
2026 Households	54,070



Daytime Population

2021 Total Daytime Population	130,343
Workers	33,986
Residents	96,357
Businesses	1,0398

VINEYARD
TOWNE CENTER

PCA
PHOENIX COMMERCIAL ADVISORS

INTERSECTION TRAFFIC

► **Highly trafficked intersection, that pulls from all over the SE Valley.**
In the last 12 months:

► **1.1M unique devices** were seen at the intersection

► **17M visits** from those devices.



Where visits were generated in relation to intersection.

# of Customer
- 🟥 459 - 2.3K
- 🟧 348 - 458
- 🟨 236 - 347
- 🟩 125 - 235
- 🟪 < 124

Placer.ai

NEARBY RETAILERS

Foot Traffic seen at nearby retailers In the last 12 months: *Rank based on estimated visits*



Estimated Visits
1.95M
#1 Fry's in AZ



Estimated Visits
256K
TOP 10 in MSA



Estimated Visits
238K



Estimated Visits
152K
#3 of 17 within 15 miles



Estimated Visits
103K



Estimated Visits
47K
#1 of 16 within 15 miles



Estimated Visits
34K

VINEYARD
TOWNE CENTER

PCA
PHOENIX COMMERCIAL ADVISORS

PhoenixCommercialAdvisors.com



exclusively listed by

ZACHARY PACE
(602) 734-7212
zpace@pcaemail.com

CAMERON WARREN
(602) 288-3471
cwarren@pcaemail.com

CHRIS SCHMITT
(602) 288-3464
cschmitt@pcaemail.com

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PCA
PHOENIX COMMERCIAL ADVISORS
A MEMBER OF
CHAIN_INKS
RETAIL ADVISORS

3131 East Camelback Road, Suite 340 | Phoenix, Arizona 85016
P. (602) 957-9800 F. (602) 957-0889
www.phoenixcommercialadvisors.com